ALTEGRIS KKR COMMITMENTS MASTER FUND

1200 Prospect Street, Suite 400

La Jolla, CA 92037

VIA EDGAR

July 27, 2018

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund

Registration Statement on Form N-2

SEC File Nos. 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altegris KKR Commitments Master Fund (“Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 11:00 a.m., Eastern Time, on Tuesday, July 31, 2018, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

ALTEGRIS KKR COMMITMENTS MASTER FUND

By:	/s/ Matthew C. Osborne
Name:	Matthew C. Osborne
Title:	President

ALTEGRIS INVESTMENTS, L.L.C.

1200 Prospect Street, Suite 400

La Jolla, CA 92037

VIA EDGAR

July 27, 2018

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund

Registration Statement on Form N-2

SEC File Nos. 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Altegris Investments, L.L.C., in its capacity as distributor of Altegris KKR Commitments Master Fund (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-219332 and 811-22963) (“Registration Statement”) so that such Registration Statement may be declared effective at 11:00 a.m. on Tuesday, July 31, 2018, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

ALTEGRIS INVESTMENTS, L.L.C.

By:	/s/ Matthew C. Osborne
Name:	Matthew C. Osborne
Title:	Chief Investment Officer